SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 1)*

Cambridge Heart, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

131910101

(CUSIP Number)

Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

May 3, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131910101	SCHEDULE 13D/A	Page 2 of 7 Pages

(1)	Names of reporting persons Jeffrey Wiggins
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 104,286
(8) Shared voting power: 6,585,367
(9) Sole dispositive power: 104,286
(10) Shared dispositive power: 6,585,367

(11)	Aggregate amount beneficially owned by each reporting person: 6,689,653
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row 11: 9.6%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 131910101	SCHEDULE 13D/A	Page 3 of 7 Pages

(1)	Names of reporting persons Jeffrey Wiggins Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,585,367
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,585,367

(11)	Aggregate amount beneficially owned by each reporting person: 6,585,367
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row 11: 9.5%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 131910101	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 3, 4 and 5 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) by Jeffrey Wiggins and the Jeffrey Wiggins Trust on January 4, 2010 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 1 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

The purchase of the Series D Convertible Preferred Stock described in Item 4, for an aggregate purchase price of $300,000, was funded through the personal funds of the Reporting Persons.

On May 3, 2010, the Reporting Persons exercised their purchase rights under the Long Term Warrant and the Short Term Warrant (each as defined below) for an aggregate purchase price of $351,585.50. The purchase was funded through the personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction.

On December 23, 2009, the Reporting Persons acquired shares of Series D Convertible Preferred Stock of the Company and certain warrants to purchase Common Stock pursuant to that certain Securities Purchase Agreement, by and between the Company and certain institutional and private investors, dated as of December 23, 2009 (the “SPA”). Pursuant to the SPA, the Reporting Persons acquired (i) 300 shares of Series D Convertible Preferred Stock, at a per share purchase price of $1,000, which shares are convertible into 3,658,537 shares of Common Stock, (ii) a warrant to purchase 1,829,269 shares of Common Stock at an exercise price of $0.107 that expires on December 23, 2010 (the “Short Term Warrant”), and (iii) a warrant to purchase 1,097,561 shares of Common Stock at an exercise price of $0.142 that expires on December 23, 2014 (the “Long Term Warrant”). The Series D Convertible Preferred Stock of the Company has the rights and preferences set forth in the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, which was filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 30, 2009.

On May 3, 2010, the Reporting Persons exercised their purchase rights under the Long Term Warrant and the Short Term Warrant. Upon exercise of the warrants, by delivery of a Notice of Exercise and payment of the purchase price, the Reporting Persons were issued 2,926,830 shares of Common Stock.

All of the securities of the Company acquired by the Reporting Persons were acquired and are being held for investment purposes. The Reporting Persons do not have any specific control intent, but Mr. Wiggins may be deemed to have the effect of influencing the control of the Company by virtue of his position as a member of the Board of Directors of the Company.

The Reporting Persons in their capacity as shareholders of the Company do not have any present plan to engage in or plan for their engagement in:

CUSIP No. 131910101	SCHEDULE 13D/A	Page 5 of 7 Pages

(1) the acquisition of additional securities of the Company, or the disposition of securities of the Company, other than stock options which may be granted to Mr. Wiggins by virtue of his position as a member of the Board of Directors of the Company;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(3) a sale or transfer of a material amount of assets of the Company;

(4) steps designed to result in changes in the present board of directors or management of the Company;

(5) any material change in the present capitalization or dividend policy of the Company;

(6) any other material change in the Company’s business or corporate structure;

(7) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

Mr. Wiggins, however, may in the future be deemed to have engaged in the above listed activities solely by virtue of his position as a member of the Board of Directors should the Board of Directors determine to engage in such activities.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Wiggins may be deemed to beneficially own 6,689,653 shares of Common Stock, consisting of (i) 2,926,830 shares of Common Stock, (ii) 104,286 shares of Common Stock issuable upon the exercise of stock options, and (iii) 3,658,537 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock. The shares beneficially owned by Mr. Wiggins represent approximately 9.6% of the issued and outstanding shares of Common Stock of the Company. As of the date hereof, the Jeffrey Wiggins Trust may be deemed to beneficially own 6,585,367 shares of Common Stock, consisting of (i) 2,926,830 shares of Common Stock, and (ii) 3,658,537 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock. The shares beneficially owned by the Jeffrey Wiggins Trust represent approximately 9.5% of the issued and outstanding shares of Common Stock of the Company.

(b) Each of the Reporting Persons will have the shared power to vote or direct the vote, and shared power to dispose of or direct the disposition of 6,585,367 shares of Common

CUSIP No. 131910101	SCHEDULE 13D/A	Page 6 of 7 Pages

Stock of the Company, and Mr. Wiggins has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of 104,286 shares of Common Stock of the Company.

(c) On May 3, 2010, the Reporting Persons exercised their purchase rights under the Short Term Warrant for 1,829,269 shares of Common Stock at a price per share of $.107 and exercised their purchase rights under the Long Term Warrant for 1,097,561 shares of Common Stock at a price per share of $.142.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

CUSIP No. 131910101	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 11, 2010

Jeffrey Wiggins Trust

By:	/s/ Jeffrey Wiggins
Name:	Jeffrey Wiggins
Title:	Trustee

/s/ Jeffrey Wiggins
Jeffrey Wiggins